SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment No. 10)

TippingPoint Technologies, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

888011 10 3

(CUSIP Number)

James E. Cahill

7501B N. Capital of Texas Hwy.

Austin, Texas 78731

(512) 681-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 24, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 pages)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 888011 10 3	Page 2 of 5 Pages

1.	Names of Reporting Persons I.R.S. Identification No. of above persons (entities only). John F. McHale

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) Not Applicable	☐

6.	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 1,897,151 8. Shared Voting Power 0 9. Sole Dispositive Power 1,897,151 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,897,151

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 26.0%

14.	Type of Reporting Person (See Instructions) IN

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

The response set forth in Item 5 is hereby amended and supplemented as follows:

As of the filing date of this Amendment No. 10 to Schedule 13D (“Filing Date”), Mr. McHale beneficially owns 1,897,151 shares of Common Stock of the Issuer. Mr. McHale’s 1,897,151 shares include: (i) 1,780,387 shares held by Mr. McHale individually, (ii) 66,667 shares held in McHale – Mattesson Foundation; and (iii) an aggregate of 50,097 shares held in trust for the benefit of family members of Mr. McHale; and exclude: (i) 118,267 shares, all or a portion of which Mr. McHale is obligated to purchase from Mr. Savage and Savage Interest, L.P. on March 3, 2004 pursuant to the September Stock Purchase Agreement, which shares are pledged to Mr. McHale by Mr. Savage and Savage Interests, L.P. pursuant to the $887,000 Pledge Agreement and Note, and (ii) 285,947 shares pledged to Mr. McHale by Mr. Savage and Savage Interests, L.P. pursuant to the $500,000 Pledge Agreement and Note. Mr. McHale’s 1,897,151 shares of Common Stock represent approximately 26.0% of the issued and outstanding shares of Common Stock of the Issuer as of the Filing Date. Mr. McHale has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the Common Stock of which he is the beneficial owner.

Mr. McHale has effected transactions in the securities of the Issuer during the past 60 days, as reflected on Schedule A hereto. The Issuer issued Common Stock pursuant to a private placement that had an initial closing in October 2003 and the second and final closing in November 2003. Mr. McHale acquired 416,667 shares of Common Stock of the Issuer in the second closing.

The determination of the percent of beneficial ownership of Common Stock is based upon there being 7,303,776 shares of Common Stock issued and outstanding as of the latest Quarterly Report filed with the Commission by the Issuer.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Pursuant to the requirements of the Act, this Amendment No. 10 to Schedule 13D is signed on January 23, 2004.

By:	/s/ JOHN F. MCHALE

John F. McHale

Schedule A

Purchase of Issuer Common Stock

by Mr. McHale

During the Past Sixty Days

Date	Number of Shares	Per Share Purchase Price
11/24/03	416,667	$12.00